OMB APPROVAL
OMB Number:	3235-0116
Expires:	August 31, 2020
Estimated average burden
hours per response	8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September        , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES APPLICATION TO LIST ON THE NYSE AMERICAN

AND SHARE CONSOLIDATION

Toronto, Ontario – September 8, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLF; FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce that it has applied to list its issued and outstanding common shares (the “Common Shares”) on the NYSE American, LLC (the “NYSE American”).

In advance of listing on the NYSE American, Excellon has filed a Form 40-F registration statement with the United States Securities and Exchange Commission. Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its Common Shares to commence trading on the NYSE American by late-September.

Excellon’s Common Shares would trade on the NYSE American under the ticker symbol “EXN”. A trading date will be announced once all regulatory requirements are satisfied. Trading on the OTC under the ticker symbol EXLLF will cease concurrent with the NYSE American listing.

“Listing on the NYSE American provides enhanced access to the world’s largest and most liquid equity markets, which we believe will deliver exceptional value for our shareholders,” stated Brendan Cahill, President and CEO. “Both institutional and retail investors based in the United States will have significantly greater ability to invest in Excellon through more familiar platforms. With our Platosa operation offering direct exposure to ongoing increases in the silver price, our Kilgore project offering growth potential and leverage to gold in the excellent jurisdiction of Idaho and Silver City offering a near-term, high-grade silver discovery opportunity, we believe that Excellon will be a compelling story for American investors in this rising precious metals market.”

Share Consolidation

In connection with the planned listing on the NYSE American and pursuant to shareholder approval received on April 17, 2020, the Company will consolidate all of its Common Shares on the basis of one new post consolidation Common Share for every five existing pre-consolidation Common Shares (the “Consolidation”).

The Board of Directors of the Company has approved the Consolidation ratio, which will be effective as of September 10, 2020. The Consolidation reduces the number of issued and outstanding Common Shares from 159,907,215 to approximately 31,981,443. Proportionate adjustments will be made to the Company’s outstanding stock options, warrants, restricted share units, deferred share units and convertible debentures. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share.

A letter of transmittal with respect to the Consolidation will be mailed to the Company’s registered shareholders. All registered shareholders will be required to send their certificate(s) representing pre-Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company’s registrar and transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post-Consolidation positions. A copy of the letter of transmittal is posted on the Company’s issuer profile on SEDAR. It is anticipated that the post-Consolidation Common Shares will commence trading on the Toronto Stock Exchange under CUSIP No. 30069C801 on September 10, 2020. The Company’s ticker symbol “EXN” will remain unchanged.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

EXCELLON DELIVERS STRONG PRODUCTION ON RESTART

Toronto, Ontario – September 9, 2020 – Excellon Resources Inc. (TSX:EXN and OTC:EXLLF) (“Excellon” or the “Company”) is pleased to provide an operations update following the resumption of mining and milling activities at its Mexican operations in mid-June 2020.

“We realized strong production in July after restarting the Platosa Mine in mid-June and that trend continued through August,” stated Brendan Cahill, President & CEO. “The cost reduction measures we implemented in Q2 are delivering results, even prior to the pending switch to a private electricity supplier. Underground exploration has resumed at Platosa and we are about to resume surface drilling on potential extensions to the Platosa resource and the Jaboncillo and PDN targets north of the mine. With silver prices at 10 year highs, we expect to have positive cashflow from our Platosa operation going forward.”

July 2020 Production Results

Production in Dry Metric Tonnes (DMT)	July 2020
Tonnes Mined from Platosa	7,044
Tonnes Processed*	7,408
Ore Grades
Silver (g/t)	528
Lead (%)	5.85
Zinc (%)	7.66
Recoveries
Silver (%)	92.4
Lead (%)	85.7
Zinc (%)	77.6
Metal Production**
Silver (oz)	116,324
Lead (lb)	972,066
Zinc (lb)	818,730
AgEq (oz)**	198,458
Average July 2020 Commodity Prices
Silver ($)	20.42
Lead ($)	0.82
Zinc ($)	0.98

* Processed tonnes includes June 2020 stockpile

** Subject to final settlement prices and assays with concentrate purchaser/AgEq ounces calculated using average July 2020 metal prices

Cost reduction measures at Platosa included material reductions to the workforce, changes to shift schedules and mining methods, and the renegotiation of treatment charges on zinc concentrates. The changes to shift schedules resulted in a more productive operation despite reductions in the workforce; as a result, the Company continues to benefit from lower operating costs and higher commodity prices. The shift to a private electricity provider is expected to be completed in the third quarter, with further reductions to operating costs expected in Q4.

COVID-19 Mitigation and Response Plans

On the restart of operations, following the government-mandated suspension of non-essential business activities in Q2, the Company provided two days of safety and COVID-19 exposure prevention training, reorganized the workforce and implemented more efficient work schedules and various ventilation, mining method and other business improvements. COVID-19 prevention, hygiene and safety measures, health screening, travel restrictions, contact tracing, testing and quarantine protocols are in place and have so far proven effective in protecting the workforce from confirmed COVID-19 cases that originated from community spread.

To date there has been no material impact to production or shipment of concentrate from any of the Company’s operations as a result of COVID-19. Additionally, there has been no significant disruption to the supply chain of the Company’s operations. Excellon continues to monitor and implement business continuity measures to mitigate and minimize to the extent possible any potential impacts of the pandemic that might emerge in our operations, procurement and commercial activities.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

EXCELLON COMPLETES SHARE CONSOLIDATION

Toronto, Ontario – September 10, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLFD; FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce that the consolidation, completed in connection with the Company’s planned listing on the NYSE American, LLC (the “NYSE American”) and as described in its September 8, 2020 press release, is now effective.

The trading symbol for the Company’s shares on the TSX will remain “EXN”. The trading symbol for the Company’s shares on the OTC has changed to “EXLLFD” for a period of 20 trading days after the consolidation was effected or until the Company’s shares start trading on the NYSE American, whichever comes first.

Excellon’s shares are expected to trade on the NYSE American under the ticker symbol “EXN”. Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its shares to commence trading on the NYSE American by the end of September. A trading date will be announced once all regulatory requirements are satisfied. The trading on the OTC will cease concurrent with the NYSE American listing.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: September 14, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer